Mail Stop 4561

July 14, 2008

Via U.S. Mail and Fax (609) 347-3728 and (212) 688-0397
Mr. John P. Burke
Executive Vice President and Interim Chief Financial Officer
Trump Entertainment Resorts, Inc.
15 South Pennsylvania Avenue
Atlantic City, NJ 08401

      RE: **Trump Entertainment Resorts, Inc.**
                 Form 10-K for the fiscal year ended December 31, 2007
                 Filed March 17, 2008
                 File No. 1-13794

Dear Mr. Burke:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 9A. Controls and Procedures

1. We note that the Chief Executive Officer and Interim Chief Financial Officer have concluded that the company's disclosure controls and procedures are sufficiently effective. Given this qualification, it remains unclear whether your Chief Executive Officer and Interim Chief Financial Officer have concluded that your disclosure controls and procedures are effective. Please revise future filings to state in clear and unqualified language, the conclusions reached by your officers on the effectiveness of your disclosure controls and procedures.

Exhibit Index

2. We note the incorporation by reference information is missing for several exhibits. Please provide this information in future filings and tell us how you will comply.

Exhibits 31.1 and 31.2

3. We note that your certifications are not in the proper form. In future filings please ensure that the certifications are worded exactly as phrased in Item 601 of Regulation S-K, including the parenthetical disclosures in paragraphs 4(d) and 5.

4. We also note that you have provided a single certification for all three co-registrants. The combined certification is not sufficient. Please confirm that all future filings will include separate certifications for each of the three co-registrants.

Proxy Statement

Compensation Discussion and Analysis

Annual Incentive Plan, page 19

5. We note that individual incentive cash awards are directly linked to your financial performance. Please expand your disclosure to quantify the EBITDA goals referenced, including threshold, target and maximum percentage levels if applicable. Alternatively, provide on a supplemental basis a detailed explanation of why you believe that disclosure is not required because it would result in competitive harm such that the performance metrics could be excluded under Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific goals, discuss how difficult it will be for the executives or how likely it will be for you to achieve the target goals. In addition, please explain how you calculate EBITDA. We refer you to Instruction 5 to Item 402(b) of Regulation S-K. Please provide this information in future filings and tell us how you will comply.

Long Term Incentive Plan, page 20

6. We refer to your statement that Long Term Incentive Plan metrics are based upon strategic and financial objectives. Please quantify and expand your disclosure of these financial objectives. Alternatively, provide on a supplemental basis a detailed explanation of why you believe that disclosure is not required because it would result in competitive harm such that the performance metrics could be excluded under Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific goals, discuss how difficult it will be for the executives or how likely it will be for you to

achieve the target goals. Please provide this information in future filings and tell us how you will comply.

7. We note that target values for your annual Long Term Incentive Plan awards have a maximum annual restricted share grant equal to the named executive officer's annual base salary plus, for certain named executive officers, the annual target bonus. In future filings, please include disclosure as to minimum and target award amounts for each of your named executive officers. In addition, please discuss how the various strategic objectives apply to each individual named executive officer.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Staff Attorney at 202-551-3404 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief